Exhibit 12.1

Intrexon Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Calculation of earnings (loss):
Pre-tax loss from continuing operations before adjustments for noncontrolling interests and losses from equity method investees	(44,858)	(115,417)	(173,031)	(78,034)	(80,459)	(40,302)
Add: Fixed charges (see below)	1,185	4,296	3,723	4,112	3,501	2,030

Total loss	(43,673)	(111,121)	(169,308)	(73,922)	(76,958)	(38,272)
Fixed charges:
Interest expense	(99)	(611)	(861)	(1,244)	(666)	(141)
Interest expense on portion of rent expense representative of interest	(1,086)	(3,685)	(2,862)	(2,868)	(2,835)	(1,889)

Total fixed charges	(1,185)	(4,296)	(3,723)	(4,112)	(3,501)	(2,030)
Ratio of earnings(loss) to fixed charges(1)	—	—	—	—	—	—

(1)	Earnings for the three months ended March 31, 2018, and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 were less than zero. As a result the coverage ratio was less than 1:1. The amounts of deficiencies, or the additional earnings we would need to generate to achieve a coverage ratio of 1:1, were approximately $44,858, $115,417, $173,031, $78,034, $80,459, and $40,302, respectively, for the three months ended March 31, 2018, and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013.